FT Global Capital, Inc.

1688 Meridian Avenue, Suite 700

Miami Beach, FL 33139

VIA EDGAR

May 26, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EZGO Technologies, Ltd. (the “Company”)
Registration Statement on Form F-1
Filed on May 20, 2021
CIK No. 0001806904

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as placement agent of the Company’s proposed public offering, hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on May 26, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, please be advised that there will be distributed to each placement agent or dealer, who is reasonably anticipated to participate in the distribution of the securities in this offering, as many copies of the Preliminary Prospectus, dated May 24, 2021, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advises that it has complied and will continue to comply, and that they have been informed by the participating dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

FT Global Capital, Inc.

By:	/s/ Patrick Ko
Authorized Representative